DISTRIBUTION PLAN
SCHEDULE

CALVERT MUNICIPAL FUND, INC.

Calvert California Limited-Term Municipal Fund

From inception until May 28, 1997, Distribution Plan expenses are limited to 0.15% of the Portfolio's average daily net assets.

As of May 29, 1997, Distribution Plan expenses are limited to 0.25% of the Portfolio's average daily net assets.

Restated with new name October 2005

Calvert National Municipal Intermediate Fund

From inception until September 30, 1997, Distribution Plan expenses are limited to 0.15% of the respective Portfolio's average daily net assets.

As of October 1, 1997, Distribution Plan expenses are limited to 0.25% of the respective Portfolio's average daily net assets.

As approved by the Board, August 1992

restated with new name March 1994

Schedule restated October 6, 2005